8235 Forsyth Blvd. - 4th Floor
St. Louis, Missouri 63105

February 29, 2008

VIA EDGAR AND FEDERAL EXPRESS

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	FutureFuel Corp. Form 10-12G/A
Filed June 26, 2007
File No. 0-52577

Dear Mr. Reynolds:

By letter dated July 16, 2007, the Commission provided comments on the Amendment No. 1 to Form 10-12G filed with the Commission on June 26, 2007.  Set forth below in bold print are such comments followed by responses from FutureFuel Corp. (the “Company”) thereto in regular print.

Table 2, page 17

1.	We are unable to access the websites in the second and third sentences of the last paragraph of this section. Please revise or advise.

There are four websites described in the last paragraph of this section.  The first web site is http://tonto.eia.doe.gov/FTPROOT/environment/biodiesel.pdf, which we are able to access.  The second website was missing a “-” and the correct reference should have been http://www.iasc-oils.org/word%20docs/Campbell_speech.pdf.  This has been corrected.  See page 17.  The third website was http://www.energy.iastate.edu/efficiency/transportation/cs/cs-biodiesel_plant.html. However, it is no longer accessible so we have substituted www.rpi.edu/dept/chem-eng/WWW/faculty/bequette/URP/Czech-report.pdf as a source.  See page 17.  The fourth website is http://www.epa.gov/ttnecas1/regdata/IPs/Vegetable%20Oil_IP.pdf, which we are able to access.

Security Ownership of Certain Beneficial Owners and Management, page 48

2.	Please name the individuals who are the beneficial owners of the shares held of record by Fir Tree entities. As to the other two listed entities, please add the supplemental response to the filing.

Fir Tree Recovery Master Fund, L.P. and Fir Tree Value Master Fund, L.P. are managed by a common investment manager, Fir Tree, Inc.  Consequently, Fir Tree, Inc. may be deemed to beneficially own the shares and warrants in the Company held by Fir Tree Recovery Master Fund, L.P. and Fir Tree Value Master Fund, L.P.  We have no knowledge as to the beneficial owners of Fir Tree, Inc. and a statement to that effect has been added to the Registration Statement.  See pages 61-62.  SOF Investments, L.P. is the record and direct beneficial owner of the shares and warrants in the filing.  See page 61.  MSD Capital is the general partner of SOF

Direct Line: (314) 854-8520	Fax: (314) 889-9603	e-mail: doughommert@ffcmail.com

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
February 29, 2008

Investments and may be deemed to indirectly beneficially own securities owned by SOF Investments.  MSD Capital Management LLC is the general partner of MSD Capital.  We have no knowledge as to the beneficial owners of MSD Capital Management LLC. and a statement to that effect has been added to the Registration Statement.  See page 61.  We have no knowledge as to the beneficial owners of N.C.B. Trust Limited or Vidacos Nominees Limited, and statements to that effect have been added to the Registration Statement.  See page 62.

Selected Financial Data, page 38

3.
We reviewed your response to our prior comment 18, noting your assertion that Eastman Chemical Company did not previously provide selected data for fiscal years ended December 31, 2003 and 2002.  Please note that this information is required to be provided in your Form 10, thus the comment will be reissued.  In accordance with Item 301(a) of Regulation S-K, please revise your selected financial data disclosure to include data for each of the last five fiscal years.

We have reviewed the requirements of Item 301 of Regulation S-K noting in particular the requirement of that item:  “Furnish in comparative columnar form the selected financial data for the registrant referred to below for . . . (a) Each of the last five fiscal years of the registrant until (or for the life of the registrant and its predecessors, if less) . . . .”  The registrant, FutureFuel Corp., has not been in existence for five years, and the Form 10 contains the selected financial data for Future Fuel Corp. for the entire period required by Item 301.  FutureFuel Chemical Company (f/k/a Eastman SE, Inc.) is not the registrant on the Form 10, nor is it the predecessor of FutureFuel Corp. in any legal sense of the term.  We do not believe, therefore, that we are required to provide five-year financial data for that company under Item 301.  We have, however, provided financial information for FutureFuel Corp. covering the period from inception (August 2005) through December 31, 2006 and for FutureFuel Chemical Company covering 2004, 2005 and 2006, as well as interim period financial information, to provide relevant information to investors.  The periods presented represent the fiscal years for which audited financial statements are provided in the Form 10 and that are discussed in the accompanying Management’s Discussion and Analysis section.  In addition, upon Future Fuel Corp. acquiring control of FutureFuel Chemical Company, the operating results of the FutureFuel Chemical Company business have changed, and we believe providing financial information for extended periods before FutureFuel Corp.’s involvement would not accurately reflect the nature of FutureFuel Chemical Company’s present operations and financial results and conditions.

The Form 10 contains all the financial statements and selected financial data for FutureFuel Chemical Company that have been provided to us by Eastman Chemical Company.  We have requested information from Eastman Chemical Company for 2002 and 2003 and, in fact, we believe that Eastman Chemical Company is obligated to honor this request under the terms of the acquisition agreement through which we acquired FutureFuel Chemical Company.  Eastman Chemical Company, however, has refused to provide us information for 2002 because there are too many carve-out and allocation issues to address, many of which stem from the sale of certain product lines in 2002.  Information for 2003 has been promised but, to date, it has not been forthcoming.  We believe we could bring suit against Eastman Chemical Company to provide this information.  However, in light of the changes to FutureFuel Chemical Company’s operating results since its acquisition by FutureFuel Corp., and other changes to its business as reflected in the Form 10, we believe that the burden and expense of obtaining 2003 and 2002 financial information would outweigh the usefulness to investors of that information.  Further, we also

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
February 29, 2008

believe that such a lawsuit would be unduly burdensome and expensive to FutureFuel Corp. and do not believe we would be able to obtain the information through such a suit in a timely manner.

Finally, FutureFuel Corp. is in the process of preparing to file with the SEC its Form 10-Q for the quarters ended June 30 and September 30, 2007 and also its Form 10-K for the year ended December 31, 2007.  The Form 10-K will include selected financial data for the year ended December 31, 2007, which would result in FutureFuel Corp.’s public filings containing selected financial data for 2004, 2005, 2006 and 2007.  In the event Eastman Chemical Company provides the 2003 information prior to our filing such Form 10-K, we will include the 2003 information in that Form.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 50

4.
We reviewed your response to our prior comment 25.  Your response did not address our comment in its entirety, thus the comment will be partially reissued.  Please revise your disclosure to clarify how your corporate expenses post-transaction will relate to those allocated by your previous parent company.

We expect our actual corporate expenses to be less than the allocated amounts.  We have revised footnote 1 to the financial statements of Eastman SE, Inc. to address this matter.  See pages 127 and 128.  We have also inserted into the Registration Statement a reference to this footnote.  See page 48.

Note 1 - Nature of Operations and Basis of Presentation

Acquisition Accounting, page 94

5.
We reviewed your response to our prior comment 38.  Your response did not discuss your consideration of paragraph 16 of SFAS 141 and the fact that the acquisition was effected with $71.2 million in cash consideration (i.e. not via the exchange of equity interests), thus the comment will be reissued.  Tell us how you determined the accounting treatment of this transaction, specifically your consideration of paragraph 16 of SFAS 141.  If you conclude purchase accounting is appropriate, please revise your filing to include (i) a balance sheet for the fiscal years ended December 31, 2006 and 2005, (ii) audited and labeled predecessor financial statements of FutureFuel Chemical Company for the years ended December 31, 2005 and 2004 as well as the pre-acquisition interim period from January 1, 2006 to October 31, 2006 and (iii) an income statement for the year ended December 31, 2006 that includes FutureFuel Company’s operations from November 1, 2006 through December 31, 2006.  In this connection, please note that your post-transaction filings must include the historical pre -merger financial statements of the operating company until the combined company has three years of post-transaction operations.

We have concluded that purchase accounting is appropriate and have included herein the following: (i) FutureFuel Corp.’s audited consolidated balance sheets as at December 31, 2006 and 2005 and FutureFuel Corp.’s audited consolidated statements of operations, statements of cash flows and statements of changes in stockholders’ equity for the period August 12, 2005 (inception) through December 31, 2006 (beginning on page 92); and (ii) FutureFuel Chemical Company’s (formerly known as Eastman SE, Inc.) audited balance sheets as of December 31,

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
February 29, 2008

2005 and 2004 and FutureFuel Chemical Company’s (formerly known as Eastman SE, Inc.) audited statements of operations, statements of cash flows and statements of changes in stockholder’s equity for the ten-months ended October 31, 2006 and each of the years in the two-year period ended December 31, 2005 (beginning on page 122).

6.
In connection with the comment above, we reissue prior comment 39.  Please revise to file pro-forma income statements for the periods required by Article 11 of Regulation S-X or tell us why you believe inclusion of such information will not be meaningful to a potential investor.

Pro-forma income statements for the periods required by Article 11 of Regulation S-X have been included starting at page 158.

Note 14 - Related Party Transactions, page 106

7.
We noted your liquidity disclosure on page 53 stating that “Eastman Chemical Company collected a significant amount of payments on behalf of FutureFuel Chemical Company but had not yet transferred the funds to FutureFuel Chemical Company as of December 31, 2006.”  To better assist an investor’s understanding of the composition of your accounts receivable (i.e. trade accounts receivable versus amounts due solely from collection activities), please revise to disclose the amounts due from Eastman Chemical Company at December 31, 2006 related to these collection activities.

The amounts due from Eastman Chemical Company as of December 31, 2006 have been disclosed in footnote 16 to the consolidated financial statements of FutureFuel Corp.  See page 117.  In addition, a reference to footnote 16 has been included in the liquidity and capital resources discussion.  See page 54.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate any further comments you may have at your earliest convenience. Please direct any inquiries to the undersigned at 314-854-8520.

Sincerely,

/s/ Douglas D. Hommert
Douglas D. Hommert
Executive Vice President, Secretary and Treasurer